UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 25, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 26, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 25, 2008
URL: http://www.komatsu.com/

Purchase of Its Own Shares Through the Market

(Share Purchase According to the Articles of Incorporation Pursuant to Article 165, Paragraph 2

of the Corporation Act)

Komatsu Ltd. (hereinafter “Company”) hereby announces that pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act, the Company has purchased its own shares through the market and has completed the purchase of its own shares, which was resolved at the Board of Directors Meeting held on July 29, 2008.

Notes

1. Period of purchase:	From August 4 to August 22, 2008

2. Type of shares purchased:	Outstanding Common stock of Komatsu Ltd.

3. Total number of shares purchased:	1,000,000 shares

4. Total cost of purchase:	2,396,385,000 yen

5. Method of purchase:	Through Tokyo Stock Exchange

[Reference]

1. Authorization at the Board of Directors Meeting held on July 29, 2008

(1) Type of shares to be purchased:	Outstanding Common stock of Komatsu Ltd.

(2) Total number of shares to be purchased:	Up to 1,000,000 shares

(3) Total cost of purchase:	Up to 3,500,000,000 yen

(4) Period of purchase:	From August 1 to August 31, 2008

2. Total number and total cost of Company’s own shares purchased under the resolution

(1) Total number of shares purchased:	1,000,000 shares

(2) Total cost of purchase:	2,396,385,000 yen

(end)